

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 30, 2009

J. Leonard Ivins
Chief Executive Officer
Interactive Therapeutics, Inc.
5075 Westheimer Road, Suite 975
Houston, TX 77056

> **Re:** **Interactive Therapeutics, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2008**
> **Filed July 15, 2008**
> **File No. 001-32668**

Dear Mr. Ivins:

We issued comments to you on the above captioned filing on February 25, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 11, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 11, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services